General Communication, Inc.

2550 Denali Street

Suite 1000

Anchorage, Alaska 99503

(907) 868-5600

December 27, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:                                                                             General Communication, Inc.

Registration Statement on Form S-4 (File No. 333-219619)

Ladies and Gentlemen:

General Communication, Inc. (the “Issuer”) hereby requests acceleration of the effectiveness of the referenced Registration Statement on Form S-4 of the Issuer to 5:00 PM (New York City time) on December 28, 2017, or as soon as practicable thereafter.

Very truly yours,

General Communication, Inc.

By:	/s/ Peter Pounds
Name:	Peter Pounds
Title:	Senior Vice President and Chief Financial Officer